CONSENT TO ACTION
BY THE SOLE DIRECTOR OF
Epicus Communications Group Inc.
DATED August 12, 2009

Pursuant to the Articles of Incorporation and the corporate bylaws of **Epicus Communications Group Inc.**, a Florida corporation (the "Corporation"), which provide that any action required to be taken at a meeting may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the directors. The undersigned, being the sole director of the Corporation, does hereby waive any and all notice that may be required to be given with respect to a meeting of the directors of the Corporation and does hereby take, ratify, affirm and approve the following actions:

RESOLVED, following receipt of funds by Capital Consulting, Inc., as referenced in the settlement agreement, the Corporation hereby appoints Michael Gelmon as a Director of the Corporation.

RESOLVED, following receipt of funds by Capital Consulting, Inc., as referenced in the settlement agreement, I, Mark Schaftlein as the sole director appoint Michael Gelmon to be the new CEO of the Corporation. I hereby relinquish my responsibilities as CEO and tender my resignation at this time.

The undersigned, being the sole director of the Corporation and CEO, hereby consents to, approves, and adopts the foregoing action as of the 12th day of August, 2009 notwithstanding the actual date of signing.

Mark Schaftlein